                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                  ZANETT, INC.
                                (NAME OF ISSUER)

                         COMMON STOCK, $0.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    98906R109
                                 (CUSIP NUMBER)

                               CLAUDIO M. GUAZZONI
                             CHIEF EXECUTIVE OFFICER
                                C/O ZANETT, INC.
                         635 MADISON AVENUE, 15TH FLOOR
                               NEW YORK, NY 10022
                                 (646) 582-1800

                                 WITH A COPY TO:

                              STEPHEN BURDUMY, ESQ.
                           DRINKER BIDDLE & REATH LLP
                             18TH AND CHERRY STREETS
                      PHILADELPHIA, PENNSYLVANIA 19103-6996
                                 (215) 988-2700

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 JANUARY 4, 2006

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

               Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                       -2-

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
CUSIP No. 98906R109                    13D
---------------------------------------------------------------------------------------------------------
          1.   Names of Reporting Person
               David M. McCarthy
---------------------------------------------------------------------------------------------------------
          2.   Check the Appropriate Box if a Member of a Group                                   (a) [_]
                                                                                                  (b) [_]
---------------------------------------------------------------------------------------------------------
          3.   SEC Use Only
---------------------------------------------------------------------------------------------------------
          4.   Source of Funds
                    OO
---------------------------------------------------------------------------------------------------------
          5.   Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [_]
---------------------------------------------------------------------------------------------------------
          6.   Citizenship or Place of Organization
                    United States
---------------------------------------------------------------------------------------------------------
                         7.   Sole Voting Power          7,030,880 shares
   Number of   ------------------------------------------------------------------------------------------
      Shares             8.   Shared Voting Power        0
Beneficially   ------------------------------------------------------------------------------------------
    Owned by             9.   Sole Dispositive Power     7,030,880 shares
        Each   ------------------------------------------------------------------------------------------
   Reporting            10.   Shared Dispositive Power   0
 Person With
---------------------------------------------------------------------------------------------------------
         11.   Aggregate Amount Beneficially Owned by Each Reporting Person 7,030,880 shares
---------------------------------------------------------------------------------------------------------
         12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                  [_]
---------------------------------------------------------------------------------------------------------
         13.   Percent of Class Represented by Amount in Row (11)                                   24.5%
---------------------------------------------------------------------------------------------------------
         14.   Type of Reporting Person                                                                IN
---------------------------------------------------------------------------------------------------------

          This Amendment No. 1 to Schedule 13D amends the information relating to Reporting Person David M. McCarthy, as filed in the original Schedule 13D on February 15, 2001 (the "Original Schedule 13D"). The Original Schedule 13D was a joint filing that included information for Mr. McCarthy, and also for Reporting Person Claudio Guazzoni. The Amendments set forth below are intended only to amend the information of Mr. McCarthy. Mr. McCarthy makes no representations regarding, and takes no responsibility for, any amendments which may be necessary to Mr. Guazzoni's information contained in the Original Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

          Item 1 of the Original Schedule 13D as it pertains to Mr. McCarthy is hereby amended and restated as follows:

          This statement on Schedule 13D (the "Statement") relates to the shares of common stock, $0.001 par value (the "Shares"), of Zanett, Inc., a Delaware corporation (the "Company"), with its principal place of business at 635 Madison Avenue, 15th Floor, New York, NY 10022.

ITEM 2. IDENTITY AND BACKGROUND.

          Item 2 of the Original Schedule 13D as it pertains to Mr. McCarthy is hereby amended and restated as follows:

          David M. McCarthy is a United States citizen and has an address of 50 Oakridge Road, Verona, New Jersey 07044. Mr. McCarthy is currently retired.

          During the last five years, Mr. McCarthy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such civil proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

          Item 5 of the Original Schedule 13D as it pertains to Mr. McCarthy is hereby amended and restated as follows:

          (a) and (b) Based upon information provided by the Company in its Form 10-Q filed with the Commission on May 22, 2006, the number of shares outstanding on May 3, 2006 was 28,664,646. Mr. McCarthy beneficially owns 7,030,880 shares, or 24.5% of the 28,664,646 outstanding shares of Common Stock. Mr. McCarthy retains the sole power to vote and the sole power to dispose of 7,030,880 shares of Common Stock of the Company.

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          (c) Since January 1, 2006, Mr. McCarthy has effected the following transactions in the Common Stock through the open market:

Date               Number of Shares Disposed Of   Price Per Share
----------------   ----------------------------   ---------------
January 11, 2006               90,000                  $3.00

               Since January 1, 2006, Mr. McCarthy has also disposed of shares of Common Stock by making the following bona fide gifts:

Date                Number of Shares Disposed Of   Price Per Share
-----------------   ----------------------------   ---------------
December 26, 2005               10,000             Not Applicable
January 4, 2006                 90,000             Not Applicable
January 9, 2006                  4,000             Not Applicable
February 7, 2006                 3,500             Not Applicable
February 7, 2006                 3,500             Not Applicable
April 25, 2006                   2,500             Not Applicable
April 25, 2006                   3,333             Not Applicable
April 25, 2006                  20,000             Not Applicable
April 25, 2006                  20,000             Not Applicable
April 25, 2006                   3,653             Not Applicable

               Since January 1, 2006, Mr. McCarthy has also disposed of shares of Common Stock through the following miscellaneous transfers:

Date                Number of Shares Disposed Of        Price Per Share
-----------------   ----------------------------   -------------------------
June 1, 2006                   250,000             N/A - Compensation
                                                   for a consulting contract
June 8, 2006                    14,775             N/A - Reconciliation
                                                   with the Company

                                    SIGNATURE


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          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        By: /s/ David McCarthy
                                            ------------------------------------
                                        Name:  David M. McCarthy

Dated: July 26, 2006


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